Mail Stop 3561

January 13, 2006

Via Fax and U.S. Mail

Mr. Michael McGovern
Merrill Lynch Mortgage Investors, Inc.
4 World Financial Center, 12<sup>th</sup> Floor
250 Vesey Street
New York, New York 10080

**Re:     Merrill Lynch Mortgage Investors, Inc.**
**Registration Statement on Form S-3**
**Filed December 16, 2005**
**File No. 333-130408**

Dear Mr. McGovern:

We have limited our review of your filing for compliance with Regulation AB. Please further note that our limited review covers only those issues addressed in the comments below.

Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.  After reviewing this information, we may or may not raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please note that our comments to either the base prospectus and/or the supplements should be applied universally, if applicable.  Accordingly, if comments issued for one apply to another, make conforming revisions as

appropriate.  Please confirm to us in your response that you will comply with this instruction.

2.  We note that you indicate throughout the base prospectus that you will provide such things as assets, credit enhancement or other features that were not described as contemplated in the base prospectus in the related prospectus supplement. Please see our related comments on this point throughout the letter.  Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment.  Also, please note that Securities Act Rule 409 requires that the registration statement be complete at the time of effectiveness except for information that is not known or reasonably available.  Please revise the base prospectus to describe the credit enhancement or other structural features reasonably contemplated to be included in an actual takedown.

3.  Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor have been current with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class.  Please refer to General Instruction I.A.4. of Form S-3.  Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

4.  Please expand your table of contents to list all of the various subsections in the prospectus supplement and base prospectus to help investors locate the relevant disclosure on the offered securities.  For example, we note you include a number of cross-references to subsections in the summary and elsewhere in the prospectus, however, the subsections are not provided in the table of contents. Please revise accordingly.

5.  Please include disclosure that you will provide the static pool information required by Item 1105 of Regulation AB in your next amendment or provide us your legal analysis to support why static pool information on each of the sponsor's prior securitizations for the last five years would not be material information for investors.

6.  Please include the undertaking required by Item 512(l) of Regulation S-K or advise.

7.  Please add a separately captioned section to disclose the affiliations and certain relationships and related transactions of the transaction parties referred to in Item 1119 of Regulation AB.

8.  Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, or that finalized

agreements will be filed simultaneously with or prior to the final prospectus. Refer to Item 1100(f) of Regulation AB.

**Prospectus Supplement**

Cover Page

9. Please revise your statement to ensure that it accurately reflects the language under Item 1102(d) of Regulation AB. In this regard, please clarify that the securities represent the obligations of the issuing entity, rather than "the trust" and change "us" to "depositor."

Important Notice About the Information…, page S-4

10. We note your disclosure that if any terms of the certificates described in this prospectus vary from the terms described in the prospectus supplement, you should rely on information provided in the prospectus supplement. Please note that the disclosure in a prospectus supplement may enhance disclosure in the base prospectus, but should not contradict it. Please revise accordingly.

Summary of the Prospectus Supplement, page S-5

11. In addition, please add bracketed language in the prospectus supplement to clarify that you will provide the financial information as outlined in Item 1114(b)(1) and (2) of Regulation AB if the aggregate significance percentage is 10% or more.

12. Please confirm that you will file as exhibits any enhancement or support agreements or agreements regarding derivative instruments.

13. Please provide a placeholder for a description of the terms of any prefunding or revolving features that may be included in future offerings. Your placeholder should confirm that any prefunding or revolving account will comply with Items 1101(c)(2)(ii) and (iii), respectively, and Item 1103(a)(5). In addition, please revise your disclosure at page 73 of the base prospectus accordingly.

Other Mortgage Loan Sellers, page S-10

14. We note your statement in the last full sentence of page S-9 that that the "sponsors are also considered mortgage loan sellers." Please use the terminology of Regulation AB. To the extent that this offering contemplates additional sponsors, please identify these parties as sponsors, or tell us why you are using the term "seller," rather than sponsor.

Pass-Through Rate, page S-20

15. We encourage you, in an appropriate place, to provide a graphic illustration(s) of
    the flow of funds, payment priorities and allocations, including any subordination
    features, to assist investors understand the payment flow on all classes of issued
    notes.  Refer to Item 1103(a)(3)(vi) of Regulation AB.

Fees and Expenses, page S-33

16. Please revise this section to indicate the payment priority of the fees identified.
    Also, summarize the amount or formula for calculating the fee and identify the
    source of the fee here, rather than providing a cross-reference.  Refer to Item
    1103(a)(7).

Cross-Collateralized and Cross-Defaulted…, page S-82

17. In the second paragraph of this section you mention certain borrowers' ability to
    "obtain a release" of the mortgaged properties. Please supplementally explain
    how this release would work and how it is consistent with the notion of a discrete
    asset pool.

The Issuing Entity, page S-109

18. Please expand your disclosure to provide a description of expenses incurred in
    connection with the selection and acquisition of the pool assets payable from
    offering proceeds or other transaction parties described. Refer to Item 1107(j) of
    Regulation AB.

[The Sponsors], page S-110

19. We note your placeholder for information regarding the "size, composition and
    growth" of the sponsor's past similar securitizations involving mortgage loans. As
    it appears that Merrill Lynch Mortgage Lending, Inc., your affiliate, will be a
    sponsor, please provide in your next amendment your form of disclosure showing
    how you intend to present this information.

Other Mortgage Loan Sellers, page S-110

20. Please note the disclaimer as to the accuracy or completeness of information
    contained in the prospectus is inappropriate. Please delete this and similar
    disclaimers in this section and elsewhere as appropriate.

Master Servicer, page S-110

21. Where appropriate, please include a bracketed placeholder for disclosure
    regarding master servicer and sub-servicer experience, servicing agreements, and

back-up servicing arrangements.  Please refer to Items 1108(c) and (d) of Regulation AB.

Realization Upon Defaulted Mortgages, page S-134

22. Please provide a legal analysis to support how fair value call options meet the requirements under Rule 3a-7 of the Investment Company Act.  We are referring you filing to the Division of Investment Management.

Evidence as to Compliance, page S-139

23. Please revise to clarify that you will provide multiple servicer compliance statements if multiple servicers are involved in an offering, including when specific servicing functions are outsourced to third parties. Refer to Instructions to Items 1122 and 1123 of Regulation AB.

24. Please revise to clarify that you will be using Item 1122 as the basis for your compliance and attestation reports and tell us that you have amended your underlying agreements to make this a contractual obligation.

Fees and Expenses, page S-152

25. Please confirm that the distribution priority of the fees and expenses will be provided.  Refer to Item 1113 of Regulation AB.

26. Please add this section to the table of contents.  Refer to Item 1113(c) of Regulation AB.

Other Information, page S-175

27. We do not believe that the prospectus contains clear discussion of obligations under Item 1121 of Regulation AB.  Although it appears these obligations are set forth in section 4.03 of the Pooling and Servicing Agreement, we believe that this or similar disclosure should be included in the prospectus itself.  Please revise the prospectus as appropriate to describe in detail the information that you intend to provide pursuant to Item 1121.

Description of Swap Agreement, page S-188

28. Please provide the form of disclosure that you plan to provide if the significant percentage of the relevant swap is 10% or more, to the extent practicable.  Refer to Item 1115(b)(1) and (2) of Regulation AB.

29. In addition, to the extent that other derivatives may be used, please include applicable placeholders for 1115 disclosure.

**Base Prospectus**

<u>General</u>

30. Please describe, where appropriate, the method and criteria by which the pool assets were selected for the asset pool. Refer to Item 1111(a)(4) of Regulation AB.

31. Please revise the Annexes to provide a detailed description, using bracketed disclosure, as necessary, and with references to Regulation AB where appropriate, of the actual information that you intend to provide regarding the characteristics of the pool.

<u>The Governing Documents, page 4</u>

32. We note your disclosure in the bullets at the bottom and top of pages four and five respectively.  Please confirm that the asset pool will not include non-performing assets.  Refer to Item 1101(c)(2)(iii) of Regulation AB.

<u>Characteristics of the Mortgage Assets, page 8</u>

33. We note the last paragraph of this section.  Please identify the "related mortgage assets and other trust assets" that may underlie the offered certificates.

<u>The Trust Fund, page 66</u>

34. Please describe the sale or transfer of the assets to the trust fund. Refer to Item 1107(h) of Regulation AB.

<u>Issuing Entities, page 66</u>

35. We note your disclosure in the final three sentences of this section. It is unclear to us whether you contemplate the possibility of a series trust structure.  Please confirm and revise your disclosure to clarify that you do not plan to use a series trust structure and that separate and unrelated transactions are not occurring in the same asset pool. Refer to Item 1101(c)(2)(ii) of Regulation AB.

36. In addition, please confirm that no single issuing entity will engage in multiple issuances.

<u>Description of the Trust Assets, page 66</u>

37. We note the second full paragraph in this section.  You state that you "may include in the trust fund with respect to any series of offered certificates other asset classes."  You must specify in the base prospectus each asset type that may be included in the offering.  Please revise your disclosure accordingly.

38. Please revise to disclose how you intend to meet your registration, disclosure and prospectus delivery obligations under Securities Act Rule 190 for mortgage participations and mortgage-backed securities of affiliates included in the asset pool.

Loan Combinations, page 70

39. Please provide us with your analysis as to why a loan combination is consistent with the principle of a discrete asset pool. Refer to Item 1101(c) of Regulation AB.

Mortgage Loan Information, page 70

40. Please revise the supplement or Annex to provide your proposed form of disclosure (for instance, a chart or table) for mortgage loan information. Your disclosure should include fields for each of the items required by 1111(b) for which you intend to provide disclosure.

Credit Support, page 74

41. Please delete "other agreements" as it relates to interest rate exchange and currency exchange agreements found in the last bullet point. All credit enhancements or derivatives should be described in the base prospectus. Please provide a general description of the any credit derivatives or support agreements in an appropriate place in the base prospectus.

Payments on the Certificates, page 104

42. We note your disclosure in the third-to-last bullet on this page and elsewhere in this section. Please confirm that you will include in the prospectus summary a brief description under a separate heading of the effects of relevant liquidation or amortization trigger events on the offering. Consider providing bracketed disclosure in the prospectus supplement in your next amendment.

Payments of Interest, page 105

43. We note that the floating mortgage interest rates on the mortgage loans may be based on one or more indices. Please note that the only indices permitted under the definition of an asset-backed security are indices similar to those involved in an interest rate swap or a currency swap. Refer to Section III.A.2. of the Adopting Release for Regulation AB (Release Nos. 33-8518; 34-50905). Confirm your understanding and revise the prospectus as necessary, providing a list of the different indices that will be used in an appropriate place in the base prospectus.

Termination and Redemption, page 110

44. It appears that the notes may be redeemable by their holders.  Please provide us your analysis regarding this under Rule 3a-7 of the Investment Company Act.

Overcollateralization, page 116

45. We note the last sentence of this section.  Please specify the "additional assets" that may be added to the asset pool and discuss the circumstances under which they may be added.

Reserve Funds, page 117

46. We note that the reserve funds may include permitted investments.  Please disclose here what the "permitted investments" might be.

Pooling and Servicing Agreement
Exhibit A, page A-1-4

47. Please supplementally explain the exchange right mentioned in the first full paragraph of this page. If necessary, please provide your analysis under Rule 3a-7 of the Investment Company Act.

Closing

As appropriate, please amend the registration statement in response to these comments.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Daniel H. Morris at (202) 551-3314 or me at (202) 551-3210 with any other questions.

Sincerely,

Susan C. Block
Attorney-Advisor

cc:     William J. Cullen
        Sidley Austin Brown & Wood (212.839.5599)